

February 11, 2014

<u>Via E-Mail</u>
Asa Lanum
Chief Executive Officer
Innovaro, Inc.
2109 Palm Avenue
Tampa, FL   33605

> **Re: Innovaro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 001-15941**

Dear Mr. Lanum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A (Amendment No. 1) for the Fiscal Year Ended December 31, 2012 filed January 16, 2014</u>

1. We note your response to comment one in our letter dated January 6, 2014 and your amendment to your form 10-K that include the information required by Item 307. Please file an amendment to the Form 10-K/A to include new Section 302 certifications, not just the revised Item 307.

Form 10-Q For the quarterly period ended September 30, 2013

Note 1. Basis of Presentation, page 7

2. We note your response to comment two in our letter dated January 6, 2014 relating to the note receivable from Greenwood. Consistent with your response, please disclose in future filings how you determined that this receivable is collectible and how you determined the value of the marketable securities which collateralize the note receivable. Also, disclose that these securities are assigned as collateral for a first lien on a bank debt to another entity, and your inability to obtain information of the terms and current status of this bank debt.

   If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief